Mail Stop 3561

April 28, 2008

By U.S. mail and facsimile

Mr. M. Truman Hunt
Chief Executive Officer
Nu Skin Enterprises, Inc.
75 West Center Street
Provo, UT 84601

> **Re: Nu Skin Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-12421**

Dear Mr. Hunt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 73

Note 2. Summary of Significant Accounting Policies, page 73

1.   Please disclose your accounting policy with respect to income statement characterization of distributor commissions and incentives pursuant to EITF 01-9.

Revenue recognition, page 74

2.   Please disclose the amount of deferred revenue included in your consolidated balance sheets to the extent it is material.

Recent accounting pronouncements, page 78

Research and Development, Page 8

3.   We note your discussion of research and development on page 8, in which you indicate you have collaborative relationships and arrangements with independent scientists and various research institutions. Please tell us how you considered EITF 07-1 and EITF 07-3 in assessing whether to disclose the impact that these issues will have on your financial statements when adopted in a future period.

Note 7. Accrued Expenses, page 80

4.   Please state separately any accruals in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-X for additional guidance.

Note 20. Commitments and Contingencies, page 93

5.   We note that you have paid $25 million in customs duties and assessments and recorded the amount as an asset. In light of the rejection of your letters of protest and appeal regarding the assessment of this amount by the Yokohama customs officials and the Japanese Ministry of Finance, please explain to us in detail why you have not recorded an expense for these customs duties and assessments during 2006 and 2007. In your response, tell us how you considered the guidance in paragraph 8 of SFAS 5, as well as any other guidance that you considered in determining how to account for the customs duties and assessments.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services